ANNUAL MEETING OF COMMON SHAREHOLDERS
OF THE TORONTO-DOMINION BANK
THURSDAY, APRIL 3, 2014 - 9:30 A.M. (Mountain)
CALGARY, ALBERTA

VOTING RESULTS:

This report on the voting results of the 158th annual meeting of common shareholders of The Toronto-Dominion Bank is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting at:
http://www.td.com/document/PDF/investor/2014/td-investor-2014-Proxy-EN.pdf

The Directors of the Bank recommended that Shareholders vote FOR matters 1, 2, 3 and 4 below:

1. **Election of Directors**

Each of the sixteen (16) nominees listed in the Management Proxy Circular were elected as directors of The Toronto-Dominion Bank.

Nominee	Votes For	% Votes For	Votes Witheld	% Votes Withheld
William E. Bennett	824,273,714	98.9	9,237,770	1.1
John L. Bragg	830,209,051	99.6	3,302,323	0.4
Amy W. Brinkley	808,357,323	97.0	25,153,989	3.0
W. Edmund Clark	828,709,566	99.4	4,801,808	0.6
Colleen A. Goggins	831,937,174	99.8	1,574,182	0.2
David E. Kepler	831,773,630	99.8	1,737,738	0.2
Henry H. Ketcham	806,507,983	96.8	27,003,391	3.2
Brian M. Levitt	805,706,599	96.7	27,804,775	3.3
Alan N. MacGibbon	831,902,293	99.8	1,608,375	0.2
Harold H. MacKay	828,987,622	99.5	4,523,752	0.5
Karen E. Maidment	829,852,894	99.6	3,658,354	0.4
Bharat B. Masrani	829,323,419	99.5	4,187,949	0.5
Irene R. Miller	830,772,611	99.7	2,734,193	0.3
Nadir H. Mohamed	808,573,062	97.0	24,937,096	3.0
Wilbur J. Prezzano	799,220,170	95.9	34,291,168	4.1
Helen K. Sinclair	806,183,180	96.7	27,328,194	3.3

2. **Appointment of Auditor**

The auditor listed in the Management Proxy Circular was appointed as auditor of The Toronto-Dominion Bank.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
867,869,352	99.1	7,898,309	0.9

3. **Amendment to By-law No. 1 relating to the aggregate remuneration of directors**

Votes For	% Votes For	Votes Against	% Votes Against
802,046,257	96.3	31,171,865	3.7

4. **Advisory vote on the approach to executive compensation**

Votes For	% Votes For	Votes Against	% Votes Against
802,038,469	93.0	60,168,875	7.0

The Directors of the Bank recommended that Shareholders vote **AGAINST** matters 5, 6 and 7 below:

5. **Shareholder Proposal A - Gradual abandonment of stock options as a form of compensation**

Votes For	% Votes For	Votes Against	% Votes Against
36,052,425	4.3	794,324,431	95.7

Votes Abstained*
3,083,946

6. **Shareholder Proposal B - Paying its fair share of taxes**

Votes For	% Votes For	Votes Against	% Votes Against
14,011,646	1.7	816,631,338	98.3

Votes Abstained*
2,808,687

7. **Shareholder Proposal C - Pension plans and transparency**

Votes For	% Votes For	Votes Against	% Votes Against
22,490,156	2.7	808,369,432	97.3

Votes Abstained*
2,618,094

* An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.

Anyone wishing additional information on the vote results may contact TD Shareholder Relations at (416) 944-6367 or toll-free at 1-866-756-8936 or by email at tdshinfo@td.com.